Exhibit 99.1

For Immediate Release
Contact: Harvey Grossblatt, CEO
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, MD, August 14, 2007 - Universal Security Instruments, Inc. (AMEX: UUU) today announced results for its fiscal first quarter ended June 30, 2007.

The Owings Mills, MD-based designer and marketer of safety and security equipment posted net earnings for the quarter of $791,002 or $0.32 per basic share ($0.31 per diluted share) on sales of $12,955,431 compared to net earnings of $1,577,468, or $0.68 per basic share ($0.62 per diluted share) and sales of $8,038,437 for last year's year first quarter.

The Company said key factors during the period included a $414,000 loss at its Canadian steel manufacturing operation. Universal said that due to additional capacity brought on line in June 2007, it expects its Canadian operation to return to profitability in the second fiscal quarter.

Universal also said its Hong Kong-based Joint Venture experienced reduced smoke alarm sales in Europe, which reduced Universal’s profit from the Joint Venture by $453,000 compared to the same period last year. Lastly, the Company noted its higher effective tax rate of 35% for the period compared to 19% last year, due primarily to the increase in U.S. earnings as a percentage of overall revenue.

“Universal had a very solid quarter, despite the continued softening in the residential housing market. However, the soft European smoke alarm market and our Canadian operations put pressure on our bottom line,” said CEO, Harvey Grossblatt.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 37-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

	Three Months Ended June 30,
	2007		2006
Sales		$12,955,431		$8,038,437
Net income		791,002		1,577,468
Income per share Basic Diluted	$ $	0.32 0.31	$ $	0.68 0.62
Weighted average number of common shares outstanding Basic Diluted		2,479,979 2,533,733		2,309,601 2,534,371

CONSOLIDATED BALANCE SHEETS

	June 30,
	2007	2006
ASSETS
Cash	$336,541	$2,520,233
Accounts receivable and amount due from factor	11,182,456	5,678,700
Inventory	12,183,418	5,050,750
Prepaid expenses	349,192	443,500
TOTAL CURRENT ASSETS	24,051,607	13,693,183

INVESTMENT IN HONG KONG JOINT VENTURE	9,672,034	8,193,838

PROPERTY, PLANT AND EQUIPMENT - NET	4,103,184	59,001
DEFERRED TAXES AND OTHER ASSETS	826,419	491,868
GOODWILL	1,890,304	-
TOTAL ASSETS	$40,543,548	$22,437,890

LIABILITIES AND SHAREHOLDERS’ EQUITY

Notes payable	$3,991,102	$-
Accounts payable	6,530,743	1,257,344
Accrued liabilities	2,122,144	1,241,099
TOTAL CURRENT LIABILITIES	$12,643,989	$2,498,443

LONG TERM DEBT	2,248,201	-

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,481,078 and 2,411,935 shares at June 30, 2007 and June 30, 2006, respectively	24,822	18,090
Additional paid-in capital	13,308,824	12,331,843
Retained earnings	12,142,554	7,589,514
Other comprehensive income	175,158	-
TOTAL SHAREHOLDERS’ EQUITY	25,651,358	19,939,447
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$40,543,548	$22,437,890